                                        Filed by Maxim Integrated Products, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                Subject Company: Maxim Integrated Products, Inc.
                                                  Commission File No.: 000-16538



                               [MAXIM LETTERHEAD]

                                                               PRESS INFORMATION


                                                           FOR IMMEDIATE RELEASE
                                                              NASDAQ SYMBOL MXIM


Contact:           John F. Gifford, Chairman,
                   President and Chief Executive Officer
                   (408) 737-7600

                   MAXIM REPORTS RECORD REVENUES AND EARNINGS
                      FOR THE SECOND QUARTER OF FISCAL 2001

        SUNNYVALE, CA--January 31, 2001--Maxim Integrated Products, Inc., (Nasdaq: MXIM) reported record net revenues of $305.1 million for its fiscal second quarter ending December 30, 2000, a 51.2% increase over the $201.7 million reported for the same quarter a year ago. Net income increased to a record $99.1 million in the second quarter, compared to $64.6 million last year, a 53.3% increase. Diluted earnings per share were $0.31 for the second quarter, a 55.0% increase over the $0.20 reported for the same period a year ago.

        During the quarter, cash and short-term investments increased by $44.6 million after paying $103.1 million for 1.7 million shares of the Company's common stock and $60.2 million for property and equipment. Accounts receivable decreased by $17.1 million to $127.4 million. Although revenues increased significantly, inventories decreased to $63.5 million during the quarter. Gross margin for the second quarter was 70.6%, compared to 70.5% in the first quarter of fiscal 2001. Research and development expense was $51.3 million

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or 16.8% of net revenues in the second quarter, compared to $46.7 million or
16.4% of net revenues in the first quarter. During the quarter, the Company increased inventory reserves by $14.3 million and recorded a writedown of property and equipment of $11.6 million to cost of goods sold and $3.6 million to research and development expense. Additionally, the Company recorded a $4.0 million charge to selling, general and administrative expense primarily related to technology licensing matters.

        End market bookings in the second quarter of fiscal 2001 were $332 million, down slightly (5%) from first quarter end market bookings of $348 million. U.S. distributor bookings on Maxim were 28% below bookings received from their customers. This was in part due to our encouraging them to manage inventory of our product at their locations. As a result, second quarter bookings on Maxim were $308 million, compared to $339 million for the first quarter of the fiscal year. We believe that end market consumption remains in line with our projection for the fiscal year.

        Turns orders received in the quarter were $58 million, compared to $98 million received in the prior quarter (turns orders are customer orders that are for delivery within the same quarter and may result in revenue within the same quarter if the Company has available inventory that matches those orders). End market bookings decreased in the U.S. and Pacific Rim, but increased in both Europe and Japan. Bookings were lower in the notebook and cell phone end markets, where there appears to be an inventory correction underway.

        Second quarter ending backlog shippable within the next 12 months was approximately $431 million, including approximately $330 million requested for shipment in the third quarter of fiscal 2001. The Company's first quarter ending backlog shippable within the next 12 months was approximately $443 million, including approximately $353 million that was requested for shipment in the second quarter. All of these backlog numbers have been adjusted to be net of

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

cancellations and estimated future U.S. distribution ship and debit pricing adjustments.

        Jack Gifford, Chairman, President, and Chief Executive Officer, commented on the results: "We had excellent results during the second quarter, with continued record revenues and earnings. Quarterly bookings continue to moderate as customers and distributors, primarily in the U.S. and Pacific Rim, adjust their ordering patterns. While this trend may continue through the third quarter, we believe that the end market consumption for our products continues to support our revenue and earnings outlook for the fiscal year. We are comfortable with our backlog level, particularly since approximately 90% of our backlog is composed of proprietary products."

        Mr. Gifford concluded: "We are making good progress toward meeting our goal of introducing over 450 products this year. We are now halfway through our product announcement year and have introduced 246 products. We remain focused on releasing excellent new products to the marketplace that will enable us to meet our 5-year plans. The recently announced acquisition plan for Dallas Semiconductor will certainly add to our new product efforts during this period."

                                      ****

        Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risk and uncertainty. They include the Company's expectations regarding the trend of bookings, estimates of end-market and customer consumption of the Company's products, expectations for future revenue and earnings growth, and progress toward the Company's new product introduction goal.

        Results could differ materially from those forecasted based upon, among other things, the Company incorrectly assessing customer end-user demand;

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

technical difficulties in bringing new products and processes to market in a timely manner; market developments that could adversely affect the growth of the mixed-signal analog market such as declines in customer forecasts or earlier than expected cyclical downturns within the mixed-signal analog segment of the semiconductor market or possible effects of capacity constraints affecting other suppliers to equipment manufacturers; significant interruptions or shortages of electric power; and the Company being unable to sustain its successes in the markets its products are introduced in, as well as other risks described in the Company's Form 10K for the fiscal year ended June 24, 2000.

        All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

        Maxim Integrated Products is a leading international supplier of quality analog products for applications that require real world signal processing.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: Maxim expects to file a Registration Statement on SEC Form S-4 in connection with the proposed merger of a subsidiary of Maxim with Dallas Semiconductor Corporation and Dallas Semiconductor expects to mail a Proxy Statement/ Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

        The Registration Statement and the Proxy Statement/Prospectus will contain important information about Maxim, Dallas Semiconductor, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Maxim and Dallas Semiconductor file annual, quarterly and special reports, proxy statements and other information

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

with the Securities and Exchange Commission. You may read and copy any report, statement and other information filed by Maxim and Dallas Semiconductor at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Maxim's and Dallas Semiconductor's filings with the SEC are also available to the public from commercial document retrieval services and the web site maintained by the SEC at http//www.sec.gov. The Registration Statement, the Proxy Statement/Prospectus and these other documents may also be obtained for free from Maxim and Dallas Semiconductor.

        Maxim, Dallas Semiconductor, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Dallas Semiconductor in favor of the merger. The directors and executive officers of Maxim and their beneficial ownership of Maxim common stock are set forth in the proxy statement for the 2000 annual meeting of Maxim. The directors and executive officers of Dallas Semiconductor and their beneficial ownership of Dallas Semiconductor common stock are set forth in the proxy statement for the 2000 annual meeting of Dallas Semiconductor. In addition, upon completion of or in connection with the merger, executive officers of Dallas Semiconductor will enter into employment agreements with Maxim, M.D. Sampels, a director of Dallas Semiconductor, will become a director of Maxim, options to purchase shares of Dallas Semiconductor common stock owned by the directors and executive officers of Dallas Semiconductor will vest and become exercisable, and Maxim will provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Dallas Semiconductor. Security holders of Dallas Semiconductor may obtain additional information regarding the interests of the foregoing people by reading the Proxy Statement/Prospectus when it becomes available.

                                      # # #

CONSOLIDATED BALANCE SHEETS

(In thousands)                                        12/30/00           6/24/00
                                                     (unaudited)        (audited)
--------------                                       -----------        ---------
Assets             Current assets:
                    Cash and cash equivalents         $   59,702        $   53,057
                    Short-term investments               697,569           587,889
                                                      ----------        ----------
                    Total cash, cash equivalents
                     and short-term investments          757,271           640,946
                                                      ----------        ----------

                    Accounts receivable, net             127,420           147,184
                    Inventories                           63,451            58,593
                    Deferred tax assets
                     and other current assets             63,124            84,696
                                                      ----------        ----------
                       Total current assets            1,011,266           931,419
                                                      ----------        ----------

                    Property, plant and equipment,
                     at cost                             685,019           564,321
                    Less accumulated depreciation       (198,485)         (152,979)
                                                      ----------        ----------
                    Net property, plant and equipment    486,534           411,342
                    Other assets                           6,214             7,022
                                                      ----------        ----------
                       Total assets                   $1,504,014        $1,349,783
                                                      ----------        ----------

Liabilities and    Current liabilities:
Stockholders'       Accounts payable                  $   81,197        $   54,318
Equity              Accrued expenses                     115,914           127,706
                    Deferred income on
                     shipments to distributors            24,904            16,924
                    Income taxes payable                   8,555             9,503
                                                      ----------        ----------
                       Total current liabilities         230,570           208,451
                                                      ----------        ----------
                   Deferred tax liabilities               19,500            19,500
                   Other liabilities                       4,000             4,000
                                                      ----------        ----------
                       Total liabilities                 254,070           231,951
                                                      ----------        ----------
                   Stockholders' equity:
                    Common stock                          30,389            90,647
                    Retained earnings                  1,221,025         1,028,655
                    Accumulated other
                     comprehensive income                 (1,470)           (1,470)
                                                      ----------        ----------
                       Total stockholders' equity      1,249,944         1,117,832
                                                      ----------        ----------
                       Total liabilities and
                        stockholders' equity          $1,504,014        $1,349,783
                                                      ----------        ----------

CONSOLIDATED STATEMENTS OF INCOME



(In thousands,                      Three Months Ending            Six Months Ending
except per share data)           12/30/00         12/25/99      12/30/00       12/25/99
                                (unaudited)     (unaudited)   (unaudited)     (unaudited)
Net revenues                     $305,104        $201,728      $590,199         $381,774
Cost of goods sold                 89,768          60,912       173,789          115,394
   Gross margin                   215,336         140,816       416,410          266,380
                                     70.6%           69.8%         70.6%            69.8%

Operating expenses:
  Research and
     development                   51,341          32,250        97,997           60,559
  Selling, general and
     administrative                24,816          17,268        47,867           32,563

     Operating income             139,179          91,298       270,546          173,258
                                     45.6%           45.3%         45.8%            45.4%
Interest income, net               10,968           6,628        20,924           13,083

     Income before provision
        for income taxes          150,147          97,926       291,470          186,341
Provision for income taxes         51,050          33,295        99,100           63,356

     Net income                  $ 99,097        $ 64,631      $192,370         $122,985

Basic income per share           $   0.35        $   0.23      $   0.68         $   0.45

Shares used in the
  calculation of basic
  income per share                284,947         275,528       284,274          274,557

Diluted income per share         $   0.31        $   0.20      $   0.60         $   0.39

Shares used in the
  calculation of diluted
  income per share                319,920         315,711       321,298          314,799


                    MAXIM INTEGRATED PRODUCTS, INCORPORATED
                                COMPANY PROFILE

NASDAQ Symbol: MXIM    *    Founded 1983   *   Public since: February 29, 1988

OPERATIONS

Corporate Offices:  120 San Gabriel Drive, Sunnyvale, California 94086

U.S. Sales Offices: Sunnyvale and Costa Mesa, CA; Wheeling, IL; Roswell, GA;
                    Chelmsford, MA; Austin, TX; Beaverton, OR; Horsham, PA

Foreign Offices:    Munich, Germany; Tokyo, Japan; London, UK; Paris, France;
                    Othee, Belgium; Taipei, Taiwan; Vienna, Austria; Seoul,
                    South Korea; Hong Kong; Singapore; Milan, Italy; Beijing,
                    China; Stockholm, Sweden

PRODUCTS

Maxim designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits for use in a variety of electronic products. Maxim circuits "connect" the real world and the digital world by detecting, measuring, amplifying, and converting real world and communication signals, such as temperature, pressure, sound, voice, or light into the digital signals necessary for computer and DSP processing.

                           [MAXIM PRODUCT FLOW CHART]

- MAXIM SERVES APPROXIMATELY 35,000 CUSTOMERS WORLDWIDE.

- MAXIM HAS DEVELOPED MORE PRODUCTS THAN ANY OTHER ANALOG COMPANY IN THE PAST 16 YEARS.

- MAXIM IS RECOGNIZED AS THE LEADER IN CMOS ANALOG AND BIPOLAR HIGH-FREQUENCY TECHNOLOGIES.

- MAXIM HOLDS THE IC INDUSTRY RECORD FOR CONSECUTIVE QUARTERS OF INCREASED EARNINGS (41) AND INCREASED REVENUES (43).

- 60% INTERNATIONAL SALES FOR Q2 FY01

FINANCIAL HIGHLIGHTS (IN THOUSANDS, EXCEPT EPS)

                                 FY 1997       FY 1998       FY1999          FY2000        Q2 FY2001
                                 -------       -------       ------          ------        ---------
Net Revenues                   $  433,710    $  560,220    $  606,965      $   864,924    $   305,104
Net Income                     $  136,974    $  178,144    $  196,122      $   280,619    $    99,097
Shares                            291,508       301,322       304,118          317,832        319,920
Diluted EPS                    $     0.47    $     0.59    $     0.64      $      0.88    $      0.31
Cash & Short-Term
Investments                    $  223,953    $  322,948    $  514,706      $   640,946    $   757,271
Total Assets                   $  556,386    $  769,492    $1,022,314      $ 1,349,783    $ 1,504,014
Stockholders' Equity           $  465,565    $  631,000    $  879,216      $ 1,117,832    $ 1,249,944
ROE                                 34.6%         32.5%         26.0%            28.1%          32.5%
Market Cap                     $4,144,879    $4,679,907    $9,745,822      $22,379,300    $15,296,191

RESEARCH COVERAGE

ABN AMRO Inc., David Wu (415) 983-2916
Adams, Harkness & Hill, Inc.,
  Richard Faust, (617) 371-3712
Banc of America Securities LLC,
  Richard Whittington, (415) 627-2786
BancBoston, Robertson Stephens,
  Arun Veerappan (415) 693-3391
Cowen & Co., Drew Peck (617) 946-3907
Credit Suisse First Boston, Tim Mahon (415) 836-7774
  Michael Masdea (415) 836-7779

Deutsche Bank Alex Brown, Erika Klauer (212) 471-3234
Goldman Sachs & Co., Joe Moore (212) 902-6834
J P Morgan, Terry Ragsdale (212) 648-9047
Lehman Brothers, Daniel Myers (415) 274-5440
Morgan Stanley Dean Witter, Louis Gerhardy (415) 576-2391
SoundView Financial Group, Scott Randall (203) 462-7246
Thomas Weisel Partners, Eric Ross, (415) 364-2773
William Blair & Company LLC, Jeff Rosenberg (312) 364-8342

                                                                    [MAXIM LOGO]

           NET REVENUES                         OPERATING INCOME

             [GRAPH]                                [GRAPH]



                                                     DILUTED
       STOCKHOLDERS' EQUITY                    EARNINGS PER SHARE


             [GRAPH]                                [GRAPH]


KEY RATIOS AND INFORMATION

                                                       12/30/00         6/24/00
                                                       --------         -------
Current Assets/Current Liabilities                         4.4              4.5

Liabilities/Equity (expressed as a percentage)            20.3%            20.8%

Annualized Quarterly ROE                                  32.5%            29.6%

Quarterly Depreciation Expense (in Thousands)          $ 9,478          $ 5,419

Quarterly Balance Sheet Additions To Property
  Plant and Equipment, at cost (in Thousands)          $82,179          $63,823